SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            British Energy Group PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  GB00B04QKW59
                                  (See Item 1)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Gerald Kerner
                     c/o Duquesne Capital Management, L.L.C.
                         40 West 57th Street, 25th Floor
                               New York, NY 10019
                                 (212) 830-6655
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Serge Benchetrit, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 18, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. GB00B04QKW59                                       Page 2 of 10 Pages
----------------------                                       -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Duquesne Capital Management, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    56,182,150
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                56,182,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            56,182,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. GB00B04QKW59                                       Page 3 of 10 Pages
----------------------                                       -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stanley F. Druckenmiller
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    56,182,150
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                56,182,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            56,182,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. GB00B04QKW59                                       Page 4 of 10 Pages
----------------------                                       -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Windmill Master Fund L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    35,153,665
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                35,153,665
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            35,153,665
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

     This statement on Schedule 13D (this "Schedule 13D") is being filed to report the beneficial ownership of shares of Ordinary Shares ("Ordinary Shares"), of British Energy Group PLC, a United Kingdom public limited company (the "Company"), and that such beneficial ownership may no longer be deemed to be passive in nature so as to allow filing on a Schedule 13G. This Schedule 13D supercedes the Amendment No. 1 to Schedule 13G filed on February 4, 2005.

Item 1. Security and Issuer.
        --------------------

     This Schedule 13D relates to the Ordinary Shares. The Company's principal executive office is located at 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR, Scotland. The Reporting Persons (as defined in Item 2 below) do not have information as to whether a CUSIP Number is applicable at the present time to the Ordinary Shares. An International Securities Identification Number, or "ISIN," corresponding to the Ordinary Shares is GB00B04QKW59 and such number is used herein.

Item 2. Identity and Background.
        ------------------------

     (a) This Schedule 13D is being filed by:

     (i) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to Windmill Master Fund L.P., a Cayman Islands Exempted Limited Partnership ("Windmill") and several other investment funds (together with Windmill, the "Funds"), with respect to shares of Ordinary Shares directly beneficially owned by the Funds (the "Shares");

     (ii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to Windmill and certain of the other Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less; and

     (iii) Windmill, with respect to shares of Ordinary Shares directly held by it.

Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. Duquesne Capital, Mr. Druckenmiller and Windmill are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the

Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business office of Windmill is 2nd Floor, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands.

     (c) The principal business of Windmill is to invest in securities. The principal business of Duquesne Capital is to serve as investment manager to the Funds. The principal business of Mr. Druckenmiller is to invest in securities through Duquesne Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America. Windmill is organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

In the recent reorganization of the Company, the Funds received both Shares and debt securities of the Company in exchange for debt securities of the Company acquired prior to the reorganization. Based upon the combined value of the Shares and debt securities acquired in the reorganization, the Funds' attributable cost of the Shares is (pound)71,450,829 (of which (pound)49,773,005 is attributable to Windmill). Certain Ordinary Shares were also purchased in open market purchases and a related "when issued" market by the Funds following the reorganization for (pound)6,815,114 (of which (pound)976,500 was expended by Windmill). The source of funds for the foregoing purchases was the working capital of the Funds. Certain of the Ordinary Shares were purchased through margin accounts maintained with Goldman Sachs & Co., which may extend margin credit to the Reporting Persons or persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. All references herein to (pound) are to British pounds.

Item 4. Purpose of Transaction.
        -----------------------

The Reporting Persons intend to discuss with members of the Board of Directors of the Company the execution by the management of the Company's business plan outlined in the recently consummated restructuring with the goal of improving the fundamentals of the Company's business.

Furthermore, the Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons may purchase additional shares of Ordinary Shares and, alternatively, may sell Shares in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

(a) & (b) Ownership and power over disposition:

A.   Duquesne Capital
     ----------------

     (a) Amount beneficially owned: 56,182,150.
     (b) Percent of class: 10.01%. The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 561,016,553 outstanding shares of Ordinary Shares issued and outstanding, as of January 20, 2005, as reflected in the Company's Report of Foreign Issuer on Form 6-K, filed on January 20, 2005.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 56,182,150
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 56,182,150

B.   Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 56,182,150.
     (b) Percent of class: 10.01%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 56,182,150
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 56,182,150

C.   Windmill
     --------

     (a) Amount beneficially owned: 35,153,665.
     (b) Percent of class: 6.3%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 35,153,665
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 35,153,665

(c) The transactions in the shares of the Ordinary Shares that may be deemed to be beneficially owned by a Reporting Person during the past 60 days are set forth on Exhibit 99.1 attached hereto. All such transactions were effected in the open market, in a "when issued" market or as issuances received directly from the Company, as indicated in Exhibit 99.1.

(d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Ordinary Shares directly owned by the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Ordinary Shares except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, securities reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     Attached hereto as Exhibit 99.1 is a description of the transactions in the shares of Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons which were effected during the past 60 days.

     Attached hereto as Exhibit 99.2 is a Joint Filing Agreement by and among the Reporting Persons, dated as of February 28, 2005.

     Attached hereto as Exhibit 99.3 is a Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: February 28, 2005


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact


                                        WINDMILL MASTER FUND L.P.

                                        By: Duquesne Capital Management, L.L.C.,
                                            its investment manager

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director







                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BRITISH ENERGY GROUP PLC]